SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding extending the term of validity of the proposal regarding issuance of A shares convertible bonds and other related matters of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 30, 2013.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the form of proxy despatched separately to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

TO EXTEND THE TERM OF VALIDITY OF THE PROPOSAL
REGARDING ISSUANCE OF A SHARES CONVERTIBLE BONDS
AND OTHER RELATED MATTERS

The first on-site extraordinary general meeting for the year 2013 (“Extraordinary General Meeting” or the “EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) will be held at Swissotel Beijing, Hong Kong Macau Center, No.2 Chaoyangmen North Street, Chaoyang District, Beijing, China on Tuesday, 26 November 2013 at 9:00 a.m..

A form of proxy and a reply slip for use in respect of the EGM with the Notice of EGM have been published on the website of The Stock Exchange of Hong Kong Limited on 10 October 2013 and despatched to the shareholders on 11 October 2013, separately.
30 October 2013

LETTER FROM THE BOARD

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Executive Directors:	Registered Office:
Li Chunguang	22 Chaoyangmen North Street
Zhang Jianhua	Chaoyang District
Wang Zhigang	Beijing 100728
Cai Xiyou	People’s Republic of China
Dai Houliang

Non-Executive Directors:
Fu Chengyu
Wang Tianpu
Zhang Yaocang
Cao Yaofeng
Liu Yun

Independent Non-Executive Directors:
Chen Xiaojin
Ma Weihua
Jiang Xiaoming
Andrew Y. Yan
Bao Guoming

30 October 2013

To the Shareholders

Dear Sir or Madam,

TO EXTEND THE TERM OF VALIDITY OF THE PROPOSAL
REGARDING ISSUANCE OF A SHARES CONVERTIBLE BONDS
AND OTHER RELATED MATTERS

I.	INTRODUCTION

References are made to

•	the circular and notice of the first extraordinary general meeting for the year 2011 dated 26 August 2011 ;

•	the notice of the annual general meeting for the year 2012 dated 10 April 2013; and

LETTER FROM THE BOARD

•	the notice of the first extraordinary general meeting for the year 2013 dated 10 October 2013.

The Proposal Regarding Issuance of A Shares Convertible Bonds and Other Related Matters (the“CB Proposal”), which proposed to issue no more than RMB30 billion A shares convertible bonds, was considered and approved by the shareholders at the first extraordinary general meeting of 2011 of Sinopec Corp.. According to the CB Proposal, the term of the A shares convertible bonds to be issued by Sinopec Corp. will be six years from the date of issuance with an interest rate being no more than 3.0%. For details of the specific terms of the A shares convertible bonds, please refer to page 7 to page 17 of the Circular of Sinopec Corp. published on 26 August 2011.

Up to the date of this circular, the A share convertible bonds under the CB Proposal have not been issued.

II.	TO EXTEND THE TERM OF VALIDITY OF THE PROPOSAL REGARDING ISSUANCE OF A SHARES CONVERTIBLE BONDS AND OTHER RELATED MATTERS

The CB Proposal was considered and approved by the shareholders at the first extraordinary general meeting of 2011 of Sinopec Corp., and it was later expired on 11 October 2012. On 11 October 2012, the third meeting of the fifth session of Board of Directors of Sinopec Corp. approved the resolution in relation to extend the term of validity of the CB Proposal from the date of expiration to 11 October 2013 (the “First Extension Proposal”). The First Extension Proposal was further considered and approved by the shareholders at the annual general meeting of 2012  of  Sinopec Corp..on 29 May 2013. Considering the factors such as the condition of  the  capital  market,  the interests of the investors, the current status of the Company and the flexibility of the issuance window, on 9 October 2013, the eleventh meeting of the fifth session of Board of Directors of Sinopec Corp. approved the resolution in relation to further extend the term of validity of the CB Proposal from the date of expiration to 11 October 2014. Except for the extension of the term of validity, all its terms in connection with the CB Proposal approved by the shareholders at the first extraordinary general meeting of 2011 remain unchanged. It is proposed to the shareholders at the Extraordinary General Meeting to approve the resolution in relation to further extend the term of validity of the CB Proposal to 11 October 2014.

III.	RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. considers that  the  resolution  in  relation  to  further extend the term of validity of the CB Proposal, is in the interests of the Company and the shareholders as a whole. Accordingly, the Directors recommend the shareholders to vote in favour of such resolution to be proposed at the EGM.

LETTER FROM THE BOARD

IV.	EXTRAORDINARY GENERAL MEETING

Details of the EGM and closure of register of members are available in the Notice of EGM dated 10 October 2013 published on the website of The Stock Exchange of Hong Kong Limited.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

30 October 2013

As of the date of this circular, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Secretary to the Board of Directors

Date: October 30, 2013